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03050588

FILE NO. 82-3311

May 9, 2003

VIR AIR MAIL

Securities and Exchange Commission
Office of International Corporate Finance
Division of Corporation Finance
450 Fifth Street, N.W.
Washington, D.C. 20549
U. S. A.

SHISEIDO COMPANY, LIMITED

Re: Sponsored Level 1 ADR Facility

Dear Sirs:

Pursuant to Rule 12g-3 - 2 (b) under the Securities Exchange Act of 1934, we, as legal counsels to Shiseido Company, Limited (the "Company") with respect to its ADR program, enclose herewith English translation of the document of which contents were announced by the Company.

- Consolidated Settlement of Accounts for Fiscal 2003 (dated May 7, 2003).

Yours very truly,

Fusako Otsuka

Encl.
cc: Shiseido Company, Limited
cc: The Bank of New York

dlw 5/20

FILE NO. 82-3311

The Figures for this Financial Statement are prepared in accordance with the accounting principles based on Japanese law. Accordingly, they do not necessarily match the figures in the Annual Report and Facts & Figures issued by our company, which present the same statements in a form that is more familiar to foreign readers through certain reclassifications or summarization of accounts.

Consolidated Settlement of Accounts for Fiscal 2003

Shiseido Company, Ltd.
Listing: Tokyo Stock Exchange, First Section
Code Number: 4911
URL: http://www.shiseido.co.jp/e/
Head Office: 5-5, Ginza 7-chome, Chuo-ku, Tokyo, Japan
Date of Board Meeting for Consolidated Settlement of Accounts: May 7, 2003

1. Performance in Fiscal 2003 (April 1, 2002–March 31, 2003)

* Amounts under one million yen have been rounded down.

(1) Results

(Millions of yen, except for per share figures)

	Net Sales	Income from Operations	Ordinary Income
Fiscal 2003	621,250 (+5.3%)	48,993 (+91.6%)	46,432 (+68.5%)
Fiscal 2002	589,962 (–0.9%)	25,572 (–20.8%)	27,556 (–16.5%)

	Net Income	Net Income per Share (Yen)	Fully Diluted Net Income per Share (Yen)	Return on Equity (%)	Ordinary Income/ Total Assets (%)	Ordinary Income/ Net Sales (%)
Fiscal 2003	24,495 (—)	57.98	57.97	7.0	7.0	7.5
Fiscal 2002	–22,767 (—)	–54.64	—	–6.4	4.1	4.7

Notes: 1. Loss from investment in subsidiaries and affiliated accounted for by the equity method
Fiscal 2003: ¥921 million
Fiscal 2002: ¥497 million
2. Average number of shares outstanding (consolidated)
Fiscal 2003: 419,579,736
Fiscal 2002: 416,708,120
3. Changes in accounting methods: Not applicable
4. Numbers in parentheses alongside net sales, income from operations, ordinary income, and net income indicate percentage increase/decrease over previous corresponding term.

(2) Financial Position (Year-end)

(Millions of yen, except for per share figures)

	Total Assets	Shareholders' Equity	Equity Ratio (%)	Shareholders' Equity per Share (Yen)
Fiscal 2003	663,403	353,466	53.3	844.74
Fiscal 2002	664,040	345,667	52.1	817.95

Note: Number of shares outstanding at year-end (consolidated):
Fiscal 2003: 418,310,092
Fiscal 2002: 422,601,272

(3) Consolidated Cash Flows

(Millions of yen)

	Cash Flows from Operating Activities	Cash Flows from Investing Activities	Cash Flows from Financing Activities	Cash and Cash Equivalents at Year-End
Fiscal 2003	66,847	-44,048	-12,211	101,103
Fiscal 2002	36,516	-32,767	21,221	90,293

(4) Description of Consolidation and Scope of Application for Equity Method

Number of consolidated subsidiaries: 96
Number of nonconsolidated subsidiaries to which equity method applies:—
Number of affiliates to which equity method applies: 6

(5) Changes in Consolidation and Scope of Application for Equity Method

Newly consolidated companies: 3
Excluded consolidated companies: 5
Newly included under equity method: 2
Excluded under equity method: 2

2. Projections for Fiscal 2004 (April 1, 2003–March 31, 2004)

(Millions of yen)

	Net Sales	Ordinary Income	Net Income
Interim	315,000	18,000	6,000
Full Year	640,000	47,000	25,000

Reference: Projected consolidated net income per share (full year): ¥59.76.

Please refer to pages 16 to 19 for information on preconditions underlying the above estimates and other related information.

1. The Shiseido Group

The Shiseido Group consists of the parent company, 99 subsidiaries, and six affiliated companies. Those companies are mainly engaged in manufacture and sale of cosmetics, toiletries, beauty salon products, food, and pharmaceuticals. Their business activities also include distribution, research and development, and other services related to their products.

The positioning of various members of the Shiseido Group and their business segments are shown in the diagram below.

Business Category	Main Activities	Principal Companies	
Cosmetics	Manufacture and sale of cosmetics and cosmetics application items	Domestic	Shiseido Company, Ltd. Shiseido Sales Co., Ltd. Shiseido FITIT Co., Ltd. Osaka Shiseido Co., Ltd. Shiseido Kako Co., Ltd. Shiseido Asia Pacific Co., Ltd. Plus: 16 consolidated subsidiaries 2 affiliated companies (equity method applicable) (TOTAL: 24 companies)
		Overseas	Shiseido International Corporation Shiseido Europe S.A. Shiseido Cosmetics (America) Ltd. Shiseido America Inc. Shiseido Deutschland GmbH Beauté Prestige International S.A. Shiseido International France S.A.S. Shiseido Dah Chong Hong Cosmetics Ltd. Taiwan Shiseido Co., Ltd. Shiseido Liyuan Cosmetics Co., Ltd. Plus: 36 consolidated subsidiaries 3 affiliated companies (equity method applicable) (TOTAL: 49 companies)
Toiletries	Manufacture and sale of toiletries	Domestic	FT Shiseido Co., Ltd. Mieux Products Co., Ltd. 2 other consolidated subsidiaries (TOTAL: 4 companies)
		Overseas	Taiwan FTS Co., Ltd. (TOTAL: 1 company)
Others	Manufacture and sale of beauty salon products, food, and pharmaceuticals Sale of clothing and accessories Restaurant business Real estate management and sale	Domestic	Shiseido Company, Ltd. The Ginza Co., Ltd. Shiseido Parlour Co., Ltd. Shiseido Beauty Salon Co., Ltd. Shiseido Real Estate Development Co., Ltd. 15 other consolidated subsidiaries (TOTAL: 20 companies)
		Overseas	Zotos International, Inc. 4 other consolidated subsidiaries 1 affiliated companies (equity method applicable) (TOTAL: 6 companies)
Affiliated companies (equity method not applicable)		Overseas	3 affiliated companies (equity method not applicable) (TOTAL: 3 companies)

Note: The parent company, which is engaged in multiple businesses, is included in the totals for principal companies in each business category.

The business structure of the Shiseido Group is illustrated below.



Domestic customers
Overseas customers
Sales from sales companies, as well as manufacturing and sales companies in each business category.
Sales from sales companies, as well as manufacturing and sales companies in each business category.
Cosmetics
Sales companies
6 consolidated subsidiaries
Shiseido Sales Co., Ltd.
+5 consolidated subsidiaries
Sales company
1 consolidated subsidiary
Shiseido Asia Pacific Co., Ltd.
Holding companies
4 consolidated subsidiaries
Shiseido International Corporation
Shiseido Europe S.A.
+2 consolidated subsidiaries
Import and sales companies
3 consolidated subsidiaries
1 affiliate (equity method applicable)
Sales companies
34 consolidated subsidiaries
Shiseido Cosmetics (America) Ltd.
Shiseido Deutschland GmbH
Beauté Prestige International S.A.
Shiseido Dah Chong Hong Cosmetics Ltd.
+30 consolidated subsidiaries
3 affiliates (equity method applicable)
Sales companies
5 consolidated subsidiaries
Shiseido FITIT Co., Ltd.
+4 consolidated subsidiaries
Shiseido Company, Ltd. (manufacturing and sales company)
Manufacturing and sales company
1 consolidated subsidiary
Manufacturing companies
5 consolidated subsidiaries
Osaka Shiseido Co., Ltd.
Shiseido Kako Co., Ltd.
+3 consolidated subsidiaries
1 affiliate (equity method applicable)
Manufacturing companies
8 consolidated subsidiaries
Shiseido America Inc.
Shiseido International France S.A.S.
Taiwan Shiseido Co., Ltd.
Shiseido Liyuan Cosmetics Co., Ltd.
+4 consolidated subsidiaries
Toiletries
Manufacturing and Sales company
1 consolidated subsidiary
FT Shiseido Co., Ltd.
Sales company
1 consolidated subsidiary
Sales company
1 consolidated subsidiary
Taiwan FTS Co., Ltd.
Manufacturing company
1 consolidated subsidiary
Mieux Products Co., Ltd.
Sales company
1 consolidated subsidiary
Others
Sales companies
8 consolidated subsidiaries
The Ginza Co., Ltd.
+7 consolidated subsidiaries
Manufacturing and sales company
1 consolidated subsidiary
Shiseido Company, Ltd.
Sales companies
2 consolidated subsidiaries
Holding company
1 consolidated subsidiary
Manufacturing and sales companies
1 consolidated subsidiary
Zotos International, Inc.
Companies in services, real estate, etc.
10 consolidated subsidiaries
Shiseido Parlour Co., Ltd.
Shiseido Beauty Salon Co., Ltd.
Shiseido Real Estate Development Co., Ltd.
+7 consolidated subsidiaries
Companies in services, others
1 consolidated subsidiary
1 affiliate (equity method applicable)
3 overseas nonconsolidated subsidiaries

Note: ——▶ finished products - - -▶ Semifinished products

Subsidiaries and Affiliated Companies

Name	Address	Capitalization (¥1,000)	Business Category	Voting Rights Held by Company	Relationship with Company	Remarks
Consolidated Subsidiaries						
Osaka Shiseido Co., Ltd.	Higashi Yodogawa-ku, Osaka	315,000	Cosmetics	100.0%	Supplier of cosmetics, etc. Rents Company's land Rents buildings to Company Concurrent directors: Yes; Transferred/concurrent employees: Yes	*1 *2
Shiseido Kako Co., Ltd.	Itabashi-ku, Tokyo	100,000	Cosmetics	100.0	Supplier of cosmetics Rents land to Company Concurrent directors: Yes; Transferred/concurrent employees: Yes	*1 *2
Shiseido Sales Co., Ltd.	Minato-ku, Tokyo	1,590,264	Cosmetics	100.0	Buyer of cosmetics, etc. Rents Company's buildings and land Rents buildings and land to Company Loan of funds from Company Concurrent directors: Yes; Transferred/concurrent employees: Yes	*1 *3
Shiseido FITIT Co., Ltd.	Chuo-ku, Tokyo	820,000	Cosmetics	100.0 (8.7)	Buyer of cosmetics Rents Company's buildings Concurrent directors: Yes; Transferred/concurrent employees: Yes	*1
Shiseido Asia Pacific Co., Ltd.	Chuo-ku, Tokyo	3,131,500	Cosmetics	100.0	Buyer of cosmetics, etc. Concurrent directors: Yes; Transferred/concurrent employees: Yes	
FT Shiseido Co., Ltd.	Chuo-ku, Tokyo	11,230,000	Toiletries	100.0	Buyer of salon products Rents Company's buildings Loan of funds from Company Concurrent directors: Yes; Transferred/concurrent employees: Yes	*1
Mieux Products Co., Ltd.	Ohzu-shi, Ehime	80,000	Toiletries	65.0 (65.0)	No sales transactions with Company Concurrent directors: None; Transferred/concurrent employees: Yes	
Shiseido Beauty Salon Co., Ltd.	Shibuya-ku, Tokyo	295,000	Others	100.0	No sales transactions with Company Rents Company's buildings Loan of funds from Company Concurrent directors: None; Transferred/concurrent employees: Yes	
Shiseido Parlour Co., Ltd.	Chuo-ku, Tokyo	667,000	Others	92.5	Supplier of foods Rents Company's buildings and equipment Concurrent directors: Yes; Transferred/concurrent employees: Yes	
The Ginza Co., Ltd.	Chuo-ku, Tokyo	490,000	Others	96.9	Buyer of cosmetics, clothes, and accessories, etc. Rents Company's buildings and equipment Loan of funds from Company Concurrent directors: Yes; Transferred/concurrent employees: Yes	
Shiseido Real Estate Development Co., Ltd.	Meguro-ku, Tokyo	495,000	Others	100.0	Real estate management Rents Company's land and equipment Rents land to Company Loan of funds from Company Concurrent directors: None; Transferred/concurrent employees: Yes	
Shiseido International Corporation	Delaware, U.S.A.	(US$1,000) 279,640	Cosmetics	100.0	Buyer of cosmetics, etc. External debt and bonds guaranteed by Company Concurrent directors: None; Transferred/concurrent employees: Yes	*1

Name	Address	Capitalization (¥1,000)	Business Category	Voting Rights Held by Company	Relationship with Company	Remarks
Shiseido America Inc.	New Jersey, U.S.A.	(US$1,000) 28,000	Cosmetics	100.0 (100.0)	Supplier of cosmetics, etc. Concurrent directors: None; Transferred/concurrent employees: Yes	
Shiseido Cosmetics (America) Ltd.	New York, U.S.A.	(US$1,000) 15,000	Cosmetics	100.0 (100.0)	Buyer of cosmetics, etc. External debt guaranteed by Company Concurrent directors: None; Transferred/concurrent employees: Yes	
Shiseido Europe S.A.	Paris, France	(EUR1,000) 225,635	Cosmetics	100.0	Buyer of cosmetics, etc. Bonds guaranteed by Company Concurrent directors: None; Transferred/concurrent employees: Yes	*1
Shiseido International France S.A.S.	Paris, France	(EUR1,000) 36,295	Cosmetics	100.0 (100.0)	Supplier of cosmetics, etc. Concurrent directors: None; Transferred/concurrent employees: Yes	
Beauté Prestige International S.A.	Paris, France	(EUR1,000) 17,760	Cosmetics	100.0 (100.0)	No sales transactions with Company Concurrent directors: None; Transferred/concurrent employees: Yes	
Shiseido Deutschland GmbH	Dusseldorf, Germany	(EUR1,000) 5,200	Cosmetics	100.0 (100.0)	No sales transactions with Company Concurrent directors: None; Transferred/concurrent employees: Yes	
Taiwan Shiseido Co., Ltd.	Taipei, Taiwan	(NT$1,000) 1,154,588	Cosmetics	51.0	Buyer of raw materials, etc. Concurrent directors: None; Transferred/concurrent employees: Yes	
Shiseido Liyuan Cosmetics Co., Ltd.	Beijing, China	(CNY1,000) 94,300	Cosmetics	61.0 (15.9)	Buyer of raw materials, etc. Concurrent directors: None; Transferred/concurrent employees: Yes	
Shiseido Dah Chong Hong Cosmetics Ltd.	Hong Kong, China	(HK$1,000) 123,000	Cosmetics	50.0	No sales transactions with Company Concurrent directors: None; Transferred/concurrent employees: Yes	
Taiwan FTS Co.Ltd.	Taipei, Taiwan	(NT$1,000) 150,000	Toiletries	80.0 (80.0)	No sales transactions with Company Concurrent directors: None; Transferred/concurrent employees: Yes	
Zotos International, Inc.	New York, U.S.A.	(US$1,000) 25,000	Others	100.0 (100.0)	Supplier of cosmetics, etc. External debt guaranteed by Company Concurrent directors: None; Transferred/concurrent employees: Yes	
73 others	—		—	—	—	
Equity Method Applied Companies						
6 companies	—		—	—	—	

Notes: 1. The relevant business category within Group operations is listed under the Business Category column.
2. Figures in parentheses in the Voting Rights Held by Company column indicate the share of indirect voting rights.
3. *1 refers to "designated subsidiary"
4. None of the above prepare annual financial reports.
5. *2: On April 1, 2003, Osaka Shiseido and Shiseido Kako merged with the parent company, and thus no longer exist.
6. *3 refers to companies that posting net sales (excluding intra-group transactions) that account for over 10% of consolidated net sales.

2. Management Policies

(1) Basic Corporate Policies

Since its establishment in 1872, Shiseido has consistently modeled its corporate management on the spirit of "contributing to beauty and health of numerous customers, thus benefiting them and society in general." Based on this spirit, we will seek to remain a company that makes a lasting contribution to customers around the world.

Underscoring this basic policy is our commitment to earning the support of our various stakeholders—customers, business partners, shareholders, employees and society in general—as a "valuable corporation" in the belief that creating value together improves corporate value in the long term and helps maximize shareholder value.

We also believe that improving the value of the ***SHISEIDO*** corporate brand will be key to enhancing corporate value in the 21st century. In addition to raising economic value, improving corporate value will crucially depend on how we fulfill our social responsibilities as a corporation and how we address environmental issues.

(2) Basic Income Distribution Policy

Our "total shareholder return" policy emphasizes maximizing returns to shareholders through direct means, in addition to generating medium- and long-term share price gains. To this end, in allocating cash flows from operations we prioritize (a) strategic investments linked to renewed growth, and (b) stable dividends and flexible implementation of share buybacks.

We have established a "total return ratio," which represents the amount of profits returned to shareholders—the sum of dividends paid and share buybacks—as a proportion of consolidated net income. We hope to achieve a 60% total return ratio in the medium term.

(3) Perspectives and Policies Concerning Reducing Minimum Share Unit

We acknowledge that reducing the minimum share unit for investors is an effective way to raise liquidity of the Company's shares and broaden our shareholder base. In considering this measure, we will evaluate the appropriate timing, taking into account our business performance, share price movements, number of shareholders, and shareholder composition, as well as initial costs and increased operating expenses that would accompany such a reduction.

(4) Medium- and Long-Term Management Strategies and Numerical Management Targets

In order to continue operating based on the spirit of contribution, it is crucial that we generate stable earnings, which constitute an important managerial resource. To this end, we are targeting sustained earnings increases as a key performance indicator.

At the same time, we will pursue steady increases in return on equity (ROE) as a means of enhancing capital efficiency. In the year under review, we achieved consolidated ROE of 7%. In the future, we intend to raise this figure to 10% and above.

We have three specific management strategies for generating sustained earnings growth: (a) Step up reforms focusing on the sales counter; (b) Reinforce profitability of the entire Shiseido Group; and (c) Implement growth strategies designed for dramatic progress in the 21st century. (For more details, refer to "Issues to Be Addressed" section below.)

(5) Issues to Be Addressed

Amid an operating environment characterized by a deflationary economy and structural changes in the Japanese cosmetics market, our first priority is to establish a position of unquestioned predominance in our domestic cosmetics business. While pursuing this important goal, we will transform the Company into a more profit-oriented entity by raising operating profit margin ratio and ROE to levels necessary to prevail amid intense global competition. To this end, we have three specific strategies.

First, by stepping up reforms focusing on the sales counter, we will rejuvenate our marketing and optimize our entire supply chain to better serve the market. Our second management strategy involves reinforcing the profitability of the entire Shiseido Group by revamping our cost structure. The third strategy entails implementing growth strategies designed for dramatic progress in the 21st century.

In the domestic cosmetics market, our specific strategy is to rejuvenate the activities of our specialty store customers while enhancing our responsiveness to large-scale affiliated retailers. In the course of setting up sales-counter-focus frameworks over the past two years, we have revised transaction systems, setting up an advanced information infrastructure, and otherwise built sales support systems aimed at expanding sales and helping customers. Now that the systems are in place, we will further reinforce consultation-based sales to individual stores. For our core specialty store customers, we will provide managerial support in a number of ways, including through sharing of managerial know-how and financing. To better serve large-scale affiliated retailers, in April 2003 we established the Structured Retail Stores Division. In these and other ways, we are strengthening our head office sales capabilities and building a solid shop-front support system.

On another front, we will accelerate the globalization of our business and reinforce development of the Chinese market. In our overseas business, we will focus on expanding our presence in countries where we are already strong, while prioritizing improved profitability in countries where we are weak. In China, where we are placing heavy emphasis, we will continue focusing on department stores while also cultivating new sales channels with specialty stores.

Seeking to manifest our comprehensive Groupwide strengths and further solidify our earnings foundation, we have revamped our domestic corporate brand strategy. In Japan, the ***SHISEIDO*** brand has provided more broad-ranging value to customers than overseas. With this in mind, we have formed a strategy involving sharing the valuable assets intrinsic to the brand with all domestic Group member companies. In addition, we will successively rearrange our organization, placing utmost attention on customer needs. We believe that these initiatives will enable us to manifest the Shiseido Group's comprehensive strengths and also reinforce profitability, including in our toiletries and other businesses.

(6) Corporate Governance: Basic Stance and Progress

We are heavily committed to our various stakeholders, including customers, business partners, shareholders, employees, and society in general. At the same time, we recognize that maximizing shareholder value is key to our governance policy targeting sustained earnings growth. For this reason, we are working to reinforce our corporate governance.

With only seven members, Shiseido's Board of Directors is able to make decisions swiftly. The Board meets every month to discuss all of the important issues facing the Company. We have also introduced a corporate officer system in order to clarify and separate the functions of Board members (decision-making and supervision) from the functions of corporate officers (business execution). In 2002, we established the Corporate Executive Officer Committee to facilitate

transfer of authority to corporate officers and further clarify responsibilities. Chaired by Shiseido's president (who also serves as chief executive officer and chief operating officer), the Corporate Executive Officer Committee meets to confirm that the corporate officers are performing their regular duties according to basic policies decided by the Board of Directors. The term of each director or officer is one year.

Shiseido has a corporate auditor system. The Board of Auditors consists of two permanent auditors, as well as two external auditors with no vested interest in the Company. We have also set up the Advisory Board, with six prominent persons from outside the Company, to provide advice to the Board of Directors, and the Remuneration Committee, whose members include an external consulting institution. Both entities were established to improve transparency and objectivity of management and meet three times a year, in principle.

In addition, we have created the original title of Corporate Policy Governor (CPG), a special position designed to raise the horizontally integrated consolidated strengths of the Company with the vertically aligned executive system. The Company's vice president was appointed to the CPG position; he also chairs all of the Group Policy Committee meetings, which review Group-wide policies and strategies.

Shiseido uses ChuoAoyama Audit Corporation as its certified public accountant.

The Company's corporate governance system is shown in the diagram below.



Annual Meeting of Shareholders
Appointment, retirement
resolutions based on Commercial Code
Appointment, retirement
Board of Directors,
Shiseido Company, Limited
Board of Auditors
Audit
Policy proposal
Resolution, approval
Report
Supervision
Advisory Board
Remuneration Committee
Corporate
Executive Officer
Committee
Policy Meeting of
Corporate Officers
Proposal of important items
based on laws
Resolution,
approval
Proposal
Resolution, approval
Group Policy Committees
(18 committees)
Decision-Making Meeting of
each Corporate Officer

3. Performance and Financial Position

3.1 Fiscal 2003 Overview

(1) Performance

In fiscal 2003, ended March 31, 2003, consolidated net sales increased 5.3% from the previous year. Domestic sales rose 2.1% thanks mainly to steady performances by the cosmetics and toiletries segments, which grew steadily following the completion of major distribution and inventory adjustments. Overseas sales grew 10.6% on a local-currency basis. After converting to yen, this translates into a solid 16.5% jump.

Income from operations almost doubled owing principally to higher sales, as well as enhanced efficiency of selling, general, and administrative expenses in the Company's drive to foster profit-oriented operations.

The Company reported an extraordinary loss for the year in the form of a loss on valuation of financial assets, due to depressed stock markets. However, this was mild compared with the major losses posted in the previous period. As a result, the Company returned to profitability, with consolidated net income of ¥24.5 billion.

The figures for consolidated net sales, income from operations, ordinary income, and net income all represented historical highs for the Company. We also reached our ROE target of 7%.

Consolidated Performance

(Millions of yen)

	Fiscal 2003	Percent of Net Sales	Fiscal 2002	Percent of Net Sales	Increase/Decrease over Fiscal 2002	
					Amount	% change
Cosmetics	481,867	77.6%	460,003	78.0%	+21,864	+4.8%
Toiletries	69,216	11.1%	63,976	10.8%	+5,240	+8.2%
Others	70,165	11.3%	65,982	11.2%	+4,183	+6.3%
Net Sales	621,250	100.0%	589,962	100.0%	+31,288	+5.3%
Domestic Sales	467,082	75.2%	457,657	77.6%	+9,425	+2.1%
Overseas Sales	154,168	24.8%	132,305	22.4%	+21,863	+16.5%
Income from Operations	48,993	7.9%	25,572	4.3%	+23,420	+91.6%
Ordinary Income	46,432	7.5%	27,556	4.7%	+18,876	+68.5%
Net Income	24,495	3.9%	–22,767	–3.9%	+47,263	—
Consolidated Income/ Nonconsolidated Income	2.25 times		—			

Nonconsolidated Performance

(Millions of yen)

	Fiscal 2003	Percent of Net Sales	Fiscal 2002	Percent of Net Sales	Increase/Decrease over Fiscal 2002	
					Amount	% change
Cosmetics	194,835	93.5%	187,989	92.9%	+6,846	+3.6%
Others	13,483	6.5%	14,326	7.1%	–843	–5.9%
Net Sales	208,319	100.0%	202,316	100.0%	+6,003	+3.0%

Income from Operations	22,427	10.8%	18,441	9.1%	+3,986	+21.6%
Ordinary Income	26,498	12.7%	26,867	13.3%	–369	–1.4%
Net Income	10,879	5.2%	–19,196	–9.5%	+30,076	—

(2) Financial Position

Net cash provided by operating activities amounted to ¥66.8 billion. This result stemmed mainly from that fact that the Company posted a strong income before income tax result, following negative pretax earnings in fiscal 2002.

Net cash used in investing activities totaled ¥44.0 billion. During the year, the Company made ¥22.0 billion in investments in fixed assets, centering mainly on regular capital expenditures for renovating and upgrading existing facilities.

Net cash used in financing activities was ¥12.2 billion, due largely to purchase of treasury stock.

As a result, cash and cash equivalents at the end of the year amounted to ¥101.1 billion, up ¥10.8 billion from a year earlier. In fiscal 2004, we project that cash and cash equivalents will rise only slightly, mainly because redemption of straight bonds and other factors will cause major negative cash flows from financing activities.

Consolidated Cash Flows (Summary)

(Billions of yen)

Cash and Cash Equivalents at Beginning of Term	90.29
Net Cash Provided by Operating Activities	66.85
Net Cash Used for Investing Activities	–44.05
(Investments in Fixed Assets)	(–22.03)
Net Cash Used for Financing Activities	–12.21
Net Increase in Cash and Cash Equivalents	10.81
Cash and Cash Equivalents at End of Term	101.10

*Investments in Fixed Assets (Billions of yen)

Aquisition of Property, Plant, and Equipment	–17.78
Increase in Intangibles	–4.25

For the past three years, the equity ratio has been around 53%, or around 80% based on market values. Net cash provided by operating activities over the past two years has been maintained at an ample level with respect to interest-bearing debt balances and annual interest payments.

(3) Consolidated Segment Information

(a) Cosmetics

(Millions of yen)

	Fiscal 2003	Fiscal 2002	Increase/Decrease over Fiscal 2002	
			Amount	% change
Domestic	351,087	343,903	+7,183	+2.1%
Overseas	130,780	116,100	+14,680	+12.6%
Cosmetics Sales from Outside Customers	481,867	460,003	+21,864	+4.8%
Sales and Transfer Account from Intersegment Transactions	3,752	4,075	—	
Total Cosmetics Sales	485,620	464,079		
Income from Operations in Cosmetics Division	56,064	39,884	+16,179	+40.6%
Percent of Category Sales	11.5%	8.6%	+2.9%	

■ **Sales**

Domestic sales of cosmetics increased 2.1%. During the year, Shiseido strove to rejuvenate its domestic cosmetics business—the focal point of its structural reforms. We also concentrated on core product lines while actively promoting consultation-based sales to individual stores.

At the prestige end of the market, centering on counseling activities, sales of skincare products exceeded previous-year levels. We also scored several hits, such as ***Inicio Body Creator,*** a new bodycare beauty treatment. In the mid-level, self-selection market, sales of both skincare and makeup products were solid, and ***Ag***$^{+}$**,** a silver-based deodorant spray, earned broad market acceptance, with increased sales. As a result, overall over-the-counter sales exceeded the previous-year level. In addition to these factors, shipments by the sales subsidiary normalized (having been suppressed in the previous fiscal year), leading to a gain in overall domestic sales of cosmetics.

We achieved a 6.5% increase in overseas cosmetics sales in local currency terms, and a 12.6% gain on a yen-denominated basis due to the yen's depreciation. During the year, mainstay skincare products steadily expanded their market presence. We also made progress in promoting non-Shiseido brands. For example, the fragrance business of Beauté Prestige International S.A. grew solidly, as did the ***NARS*** brand.

■ **Income from Operations**

Income from cosmetics operations jumped 40.6% owing to the gain in domestic sales, as well as decreased manufacturing cost of goods and improved efficiency of SG&A expenses.

■ **Major new products**

Prestige: ***Inicio Body Creator*** (bodycare beauty treatment), ***Elixir Visualift*** (highly functional collagen cream), ***Revital Neck Zone Essence*** (beauty lotion for the neck), ***SHISEIDO Pureness*** (skincare for people in their 20s; brand renewal), ***SHISEIDO Future Solution Total Cream*** (highly functional cream)

Middle: ***Asplir*** (high-moisture-content skincare product), ***Ma Chérie*** (hair-care)

(b) Toiletries

(Millions of yen)

	Fiscal 2003	Fiscal 2002	Increase/Decrease over Fiscal 2002	
			Amount	% change
Domestic	68,071	62,885	+5,185	+8.2%
Overseas	1,145	1,090	+55	+5.0%
Toiletries Sales from Outside Customers	69,216	63,976	+5,240	+8.2%
Sales and Transfer Account from Intersegment Transactions	852	1,117	—	
Total Toiletries Sales	70,069	65,094		
Income from Operations in Toiletries Division	2,775	–4,554	+7,329	—
Percent of Category Sales	4.0%	–7.0%	+11.0%	

■ **Sales**

Sales of toiletries grew 8.2%. In the year under review, the domestic market remained difficult, and unit prices continued declining. In response, we concentrated on selected categories and brands in order to expand over-the-counter sales. Thanks to rigorous inventory adjustments in the previous fiscal year, shipments stabilized, boosting sales as a result.

■ **Income from Operations**

The Company's toiletries business returned to profitability with ¥2.78 billion in income from segment operations. In addition to the rise in sales, the recovery in profitability stemmed from lower fixed costs pertaining to production and distribution.

■ **Major New Products**

Super Mild (shampoos and conditioners; brand renewal), ***Center In Deodorant*** (feminine hygiene product with deodorant benefits), ***Sengansenka*** (new brand for cleansing).

(c) Others

(Millions of yen)

	Fiscal 2003	Fiscal 2002	Increase/Decrease over Fiscal 2002	
			Amount	% change
Domestic	47,924	50,868	–2,944	–5.8%
Overseas	22,241	15,113	+7,127	+47.2%
Other Sales from Outside Customers	70,165	65,982	+4,183	+6.3%
Sales and Transfer Account from Intersegment Transactions	47,133	46,383	—	
Total Other Sales	117,298	112,365		
Income from Operations in Others	2,930	2,966	–35	–1.2%
Percent of Category Sales	2.5%	2.6%	–0.1%	

■ **Sales**

Domestic sales of the Company's other businesses declined 5.8%. Revenues from our salon business fell, and sales from our health and beauty foods, accessories, and boutique businesses languished.

Amid generally sluggish market conditions for the salon business, sales of hair-coloring products struggled.

Overseas sales of other businesses rose 47.2%. Zotos International, Inc., our North American subsidiary, accounts for practically of the revenues in this category. That company's performance was affected by the slow U.S. economy and a reorganization of distributors. However, revenues were boosted by the acquisition of the ***Joico*** brand in December 2001. On a local-currency basis, overseas sales jumped significantly.

■ **Income from Operations**

In fiscal 2003, the Company's various other businesses worked hard to secure profitability amid a languishing domestic revenue situation. As a result, income from other operations remained largely unchanged from fiscal 2002.

■ **Major New Products**

Salon: ***Recipist FG*** (hair-coloring agent for dyed hair)
Pharmaceuticals: ***Ferzea Clear Jelly*** (body lotion for dry skin)

(4) Performance by Region

In Japan, our cosmetics and toiletries operations both reported improved revenues and earnings.

Overseas, our results were affected by the slowdown in the U.S. and European economies and restrictions on the import of cosmetics into China. Bolstered by the depreciating yen, however, sales in each region reported double-digit growth. On the expenses side, we continued actively spending to expand business, but such outgoings were easily covered by increased revenues. As a result, income from operations in the Americas returned to profitability while income in Europe and Asia/Oceania grew solidly.

Sales by Geographic Segment

(Millions of yen)

	Fiscal 2003	Percent of Net Sales	Fiscal 2002	Percent of Net Sales	Increase/Decrease over Fiscal 2002	
					Amount	% change
Domestic Sales	469,170	75.5%	460,095	78.0%	+9,075	+2.0%
Americas	45,385	7.3%	38,923	6.6%	+6,461	+16.6%
Europe	65,749	10.6%	56,804	9.6%	+8,945	+15.7%
Asia/Oceania	40,944	6.6%	34,138	5.8%	+6,805	+19.9%
Total Overseas	152,079	24.5%	129,867	22.0%	+22,212	+17.1%
Net Sales	621,250	100.0%	589,962	100.0%	+31,288	+5.3%

Income by Geographic Segment

(Millions of yen)

	Fiscal 2003	Percent of Regional Sales*	Fiscal 2003	Percent of Regional Sales*	Increase/Decrease over Fiscal 2002	
					Amount	% change
Domestic Income from Operations	52,724	10.8%	33,379	7.0%	+19,345	+58.0%
Americas	2,225	4.1%	–28	–0.1%	+2,254	—
Europe	2,149	3.1%	1,581	2.6%	+567	+35.9%
Asia/Oceania	4,671	11.3%	3,364	9.7%	+1,306	+38.8%
Total Overseas Income from Operations	9,045	5.5%	4,917	3.5%	+4,128	+84.0%
Unallocatable Operating Expenses	(12,777)	—	(12,724)	—	(+52)	+0.4%
Income from Operations	48,993	7.9%	25,572	4.3%	+23,420	+91.6%

* Based on regional sales, including sales between regions.

Overseas Sales

(Millions of yen)

	Fiscal 2003	Percent of Net Sales	Fiscal 2002	Percent of Net Sales	Increase/Decrease over Fiscal 2002		
					Amount	% change	% change in local currency terms
Americas	46,684	7.5%	41,621	7.0%	+5,063	+12.2%	+8.5%
Europe	61,676	9.9%	51,328	8.7%	+10,347	+20.2%	+10.9%
Asia/Oceania	45,807	7.4%	39,355	6.7%	+6,451	+16.4%	+12.6%
Overseas Sales	154,168	24.8%	132,305	22.4%	+21,863	+16.5%	+10.6%

Sales by Category Segment (reference)

(Millions of yen)

	Fiscal 2003	Percent of Net Sales	Fiscal 2002	Percent of Net Sales	Increase/Decrease over Fiscal 2002	
					Amount	% change
Domestic	351,087	56.5%	343,903	58.3%	+7,183	+2.1%
Overseas	130,780	21.1%	116,100	19.7%	+14,680	+12.6%
Cosmetics	481,867	77.6%	460,003	78.0%	+21,864	+4.8%
Domestic	68,071	11.0%	62,885	10.7%	+5,185	+8.2%
Overseas	1,145	0.1%	1,090	0.1%	+55	+5.0%
Toiletries	69,216	11.1%	63,976	10.8%	+5,240	+8.2%
Domestic	47,924	7.7%	50,868	8.6%	–2,944	–5.8%
Overseas	22,241	3.6%	15,113	2.6%	+7,127	47.2%
Others	70,165	11.3%	65,982	11.2%	+4,183	+6.3%
Net Sales	621,250	100.0%	589,962	100.0%	[illegible]	[illegible]

(5) Appropriation of Fiscal 2003 Profit

(a) Dividends

The Company plans to declare a year-end cash dividend of ¥10.00 per share, up ¥2.00 per share, as originally planned. Combined with the ¥10.00 interim dividend, this means total annual dividends of ¥20.00 per share. On a nonconsolidated basis, therefore, the dividends-on-equity ratio will be 2.4% and the dividend payout ratio will be 77.8%.

(b) Purchase of Treasury Stock

At the June 2002 Annual Meeting of Shareholders, the Company set an upper limit for the purchase of treasury stock—20 million shares, or ¥40 billion—for fiscal 2003.

In the year under review, the Company bought back 2.95 million shares for a total of ¥4.65 billion.

We will consider future treasury stock purchases in a forward-looking manner, recognizing that such buybacks are a key part of our shareholder return strategy.

3.2 Outlook for Fiscal 2004

(1) Overall Performance Outlook

In fiscal 2004, ending March 31, 2004, we believe that the market environment surrounding the Company, both at home and overseas, will remain uncertain. United as a consolidated group, we will continue implementing structural reforms and taking maximum advantage of the sales-counter-focus framework that we have set up. These efforts will be complemented by a renewed emphasis on strengthening profitability.

In fiscal 2004, our sales-counter-focus framework will become more functional, benefiting our domestic cosmetics business in the process. Over-the-counter-sales should be strengthened as a result. We also expect to begin reaping the rewards of reforms in our production and logistics systems. Also, we will continue reorganizing our cost structure in an effort to reduce overall expenses. Overseas, we project continued solid growth, especially in Asia.

By contrast, we will report significant expenses stemming from the shift of the headquarters to Shiodome, as well as an increase in pension-related expenses.

For fiscal 2004, we project a 3% increase in consolidated net sales, to ¥640 billion, income from operations of ¥49 billion, and net income of ¥25 billion.

We plan to declare interim and year-end dividends of ¥11.00 per share each, resulting in total annual dividends of ¥22.00 per share.

Consolidated Net Sales

(Billions of yen)

	Fiscal 2004 (Estimate)	Fiscal 2003 (Results)	Increase /Decrease over Fiscal 2003	
			Amount	% change
Cosmetics	495.0	481.9	+13.1	+3%
Toiletries	72.0	69.2	+2.8	+4%
Others	73.0	70.2	+2.8	+4%
Net Sales	640.0	621.3	+18.7	+3%

Overseas Sales	165.0	154.2	+10.8	+7%
Share in Net Sales	25.8%	24.8%	—	

Consolidated Income

(Billions of yen)

	Fiscal 2004 (Estimate)	Percent of Net Sales	Fiscal 2003 (Results)	Percent of Net Sales	Increase/Decrease over Fiscal 2003	
					Amount	% change
Income from Operations	49.0	7.7%	49.0	7.9%	+0	+0%
Ordinary Income	47.0	7.3%	46.4	7.5%	+6	+1%
Net Income	25.0	3.9%	24.5	3.9%	+5	+2%
Consolidated Net Income/ Nonconsolidated Net Income	1.79 times	—	2.25 times	—		

Nonconsolidated Net Sales

(Billions of yen)

	Fiscal 2004 (Estimate)	Fiscal 2003 (Results)	Increase /Decrease over Fiscal 2003	
			Amount	% change
Cosmetics	196.0	194.8	+1.2	+1%
Others	14.0	13.5	+0.5	+4%
Net Sales	210.0	208.3	+1.7	+1%

Nonconsolidated Income

(Billions of yen)

	Fiscal 2004 (Estimate)	Percent of Net Sales	Fiscal 2003 (Results)	Percent of Net Sales	Increase/Decrease over Fiscal 2003	
					Amount	% change
Income from Operations	17.0	8.1%	22.4	10.8%	–5.4	–24%
Ordinary Income	24.0	11.4%	26.5	12.7%	–2.5	–9%
Net Income	14.0	6.7%	10.9	5.2%	+3.1	+29%

Per Share Information and Financial Ratios

	Fiscal 2004 (Estimate)	Fiscal 2003 (Results)	Increase/Decrease over Fiscal 2003
Return on Equity (%):			
Consolidated	7.0	7.0	0.0
Nonconsolidated	4.1	3.1	+1.0
Net Income per Share (Yen):			
Consolidated	59.76	57.98	+1.78
Nonconsolidated	33.47	25.71	+7.76
Payout Ratio (Nonconsolidated)	65.7%	77.8%	–12.1%
Dividends per Share (Yen):			
Interim	11.00	10.00	+1.00
Year-End	11.00	10.00	+1.00

(2) Outlook by Major Business Category

(a) Cosmetics

In Japan, we expect sales-counter-focus reforms to stimulate both the over-the-counter efforts of retailers and the activities of our own salespeople. Although the market will continue to languish, we forecast a slight increase in over-the-counter sales owing to the rejuvenation of our distribution channels.

At the prestige end of the domestic market, we will reorganize our product line configuration, making concentrated investments in core mainstay lines, thus nurturing them into "powerful lines." At the middle level of the market, we will achieve increased over-the-counter sales through a concentrated effort aimed at raising recognition of mainstay lines.

Overseas, we will promote further acceptance of the ***SHISEIDO*** brand, as well as the top-end ***Clé de Peau BEAUTÉ*** brand. In addition, we will strive to expand market share by further reinforcing non-Shiseido brands.

Domestic sales for the year are expected to rise in line with higher over-the-counter sales. Overseas, we anticipate solid growth in local-currency terms, with Asia taking a leading role. Income from cosmetics operations is expected to decline slightly, due to the aforementioned head office move and pension-related expenses, which will offset the benefits of improved revenues, more efficient use of SG&A outlays, and improved cost efficiency on the logistical side.

(b) Toiletries

Competition in the toiletries market remains severe, making it difficult to predict how market conditions will evolve in the year ahead. Against this background, we will concentrate our efforts on mainstay categories and brands. We will also work together with retailers and wholesalers in a trial program to energize over-the-counter sales; we are confident that domestic sales of toiletries will solidify as a result.

Income from toiletries operations is expected to strengthen thanks to increased revenues and restructuring of our cost systems.

(c) Others

In our salon business, we will initiate a turnaround on the domestic side by launching new hair-coloring and hair-styling agents, while placing emphasis on dealer networks in major cities. Zotos International should also enjoy higher revenues. In the pharmaceuticals and health and beauty foods categories, we will continue focusing on promotion of mainstay products, raising earnings accordingly.

For the segment, we expect an increase in sales and a moderate gain in income from operations.

(d) Overseas Sales

In fiscal 2004, we project a temporary slowdown in overseas sales growth, due to uncertain conditions, such as stagnation, in Europe and North America and the psychological effects of the war in Iraq. Having said that, we expect strong sales growth to continue in Asia, especially in China. For the year, we forecast another increase in overseas sales in local-currency terms, and a 7% rise in yen terms.

In addition, we need to consider how the SARS (severe acute respiratory syndrome) crisis may affect our business in the future. (This factor is currently not incorporated in our projections.)

Our predictions are based on the following assumptions.

In fiscal 2004, we expect real domestic GDP to grow by less than 0.5%. Based on Ministry of Economy, Trade and Industry statistics for cosmetics shipments, we estimate that demand for cosmetics products will dip slightly below previous-year levels. Our forecasts are based on exchange rates of ¥115 per U.S. dollar, ¥120 per euro, and ¥14 per Chinese yuan.

In this document, statements other than historical facts are forward-looking statements that reflect our plans and expectations. These forward-looking statements involve risks, uncertainties and other factors that may cause our actual results and achievements to differ from those anticipated in these statements.

4. Consolidated Financial Statements

4.1 Consolidated Balance Sheets

(Millions of yen)

	Fiscal 2003 (March 31, 2003)		Fiscal 2002 (March 31, 2002)		Increase/ Decrease
	Amount	Share of Total (%)	Amount	Share of Total (%)	
ASSETS					
Current Assets:	**305,850**	**46.1**	**304,832**	**45.9**	**1,018**
Cash and Time Deposits	35,679		35,049		629
Notes and Accounts Receivable	100,522		103,874		–3,351
Short-Term Investments in Securities	67,311		55,364		11,946
Inventories	66,360		70,341		–3,981
Deferred Tax Assets	26,401		25,397		1,003
Other Current Assets	10,723		16,093		–5,370
Less: Allowance for Doubtful Accounts	–1,146		–1,288		141
Fixed Assets:	**357,552**	**53.9**	**359,208**	**54.1**	**–1,655**
Tangible Fixed Assets:	171,655	25.9	177,986	26.8	–6,331
Buildings and Structures	70,152		72,203		–2,050
Machinery, Equipment, and Vehicles	19,439		20,636		–1,196
Fixtures and Fittings	18,368		17,860		507
Land	62,438		63,162		–723
Construction in Progress	1,255		4,123		–2,867
Intangible Fixed Assets:	61,047	9.2	59,332	8.9	1,715
Goodwill	27,783		26,294		1,488
Consolidation Adjustment Accounts	1,959		857		1,102
Other Intangible Fixed Assets	31,304		32,180		–875
Investments and Other Assets:	124,850	18.8	121,890	18.4	2,959
Investments in Securities	48,070		41,962		6,107
Deferred Tax Assets	44,732		44,415		316
Other Investments	32,454		36,021		–3,566
Less: Allowance for Doubtful Accounts	–406		–508		102
Total Assets	**663,403**	**100.0**	**664,040**	**100.0**	**–637**

(Millions of yen)

	Fiscal 2003 (March 31, 2003)		Fiscal 2002 (March 31, 2002)		Increase/ Decrease
	Amount	Share of Total (%)	Amount	Share of Total (%)	
LIABILITIES					
Current Liabilities:	**184,170**	**27.8**	**157,544**	**23.7**	**26,626**
Notes and Accounts Payable	48,518		50,219		–1,700
Bonds Redeemable within 1 year	37,119		3,904		33,215
Short-Term Bank Loans	17,997		21,780		–3,782
Accrued Amount Payable	39,459		47,396		–7,937
Accrued Corporate Tax and Other	10,073		1,989		8,084
Other Current Liabilities	31,002		32,254		–1,251
Long-Term Liabilities:	**114,503**	**17.2**	**148,547**	**22.4**	**–34,044**
Corporate Bonds	37,982		67,442		–29,459
Long-Term Borrowings	6,308		5,042		1,266
Reserve for Employees' Retirement Benefits	63,294		67,285		–3,991
Other Long-Term Liabilities	6,918		8,778		–1,859
Total Liabilities	**298,674**	**45.0**	**306,092**	**46.1**	**–7,418**
MINORITY INTERESTS					
Minority Interests	**11,262**	**1.7**	**12,280**	**1.8**	**–1,018**
SHAREHOLDERS' EQUITY					
Capital Stock	—	—	64,506	9.7	–64,506
Additional Paid-In Capital	—	—	70,258	10.6	–70,258
Consolidation Surplus	—	—	225,800	34.0	–225,800
Securities Valuation Differential	—	—	–1,754	–0.2	1,754
Exchange Adjustment Accounts	—	—	–10,511	–1.6	10,511
Treasury Shares	—	—	–2,631	–0.4	2,631
Total Shareholders' Equity	—	—	**345,667**	**52.1**	**–345,667**
Capital Stock	64,506	9.7	—	—	64,506
Additional Paid-In Capital	70,258	10.6	—	—	70,258
Earned Surplus	242,462	36.6	—	—	242,462
Securities Valuation Differential	–2,503	–0.4	—	—	–2,503
Currency Adjustment Accounts	–11,925	–1.8	—	—	–11,925
Treasury Shares	–9,331	–1.4	—	—	–9,331
Total Shareholders' Equity	**353,466**	**53.3**	—	—	**353,466**
Total Liabilities, Minority Interests, and Shareholders' Equity	**663,403**	**100.0**	**664,040**	**100.0**	**–637**

4.2 Consolidated Statements of Income

(Millions of yen)

	Fiscal 2003 (Year ended March 31, 2003)		Fiscal 2002 (Year ended March 31, 2002)		Increase/ Decrease	
	Amount	Share of Total (%)	Amount	Share of Total (%)	Amount	% change
I. Net Sales	**621,250**	**100.0**	**589,962**	**100.0**	**31,288**	**5.3**
II. Cost of Sales	**212,963**	**34.3**	**200,193**	**34.0**	**12,769**	**6.4**
Gross Income	408,286	65.7	389,768	66.0	18,518	4.8
III. Selling, General and Administrative Expenses	**359,293**	**57.8**	**364,196**	**61.7**	**–4,902**	**–1.3**
Income from Operations	**48,993**	**7.9**	**25,572**	**4.3**	**23,420**	**91.6**
IV. Other Income:	**6,686**	**1.1**	**10,645**	**1.8**	**–3,958**	**–37.2**
Interest Income	793		1,354		–561	
Gain on Sales of Marketable Securities	336		412		–76	
Gain on Sales of Fixed Assets	1,381		4,177		–2,795	
Amortization of Consolidation Adjustment Account	1,078		723		354	
Others	3,097		3,977		–879	
V. Other Expenses:	**9,246**	**1.5**	**8,661**	**1.4**	**585**	**6.8**
Interest Paid	2,550		2,104		446	
Loss on Equity in Affilates	921		497		424	
Amortization of Trademark and Goodwill	1,903		2,358		–454	
Others	3,870		3,701		169	
Ordinary Income	**46,432**	**7.5**	**27,556**	**4.7**	**18,876**	**68.5**
VI. Extraordinary Loss	**9,343**	**1.5**	**57,201**	**9.7**	**–47,857**	**–83.7**
Devaluation of Financial Assets	8,870		12,775		–3,904	
Loss on Transfer of Business	473		—		473	
Amortization of Inventories	—		34,360		–34,360	
Restructuring Expenses	—		10,065		–10,065	
Income before Income Taxes	**37,089**	**6.0**	—	—	**37,089**	—
Loss before Income Taxes	—	—	**29,645**	**5.0**	**–29,645**	—
Income Taxes	**12,274**	**2.0**	**6,084**	**1.0**	**6,190**	**101.7**
Adjustment for Corporate Tax, etc.	**–1,702**	**–0.2**	**–13,439**	**–2.2**	**11,737**	**–87.3**
Less: Minority Interests in Net Income of Consolidated Subsidiaries	**2,021**	**0.3**	**477**	**0.1**	**1,543**	**323.2**
Net Income	**24,495**	**3.9**	—	—	**24,495**	—
Net Loss	—	—	**22,767**	**3.9**	**–22,767**	—

4.3 Consolidated Retained Earnings

(Millions of yen)

	Fiscal 2003 (Year ended March 31, 2003)	Fiscal 2002 (Year ended March 31, 2002)
Balance at Beginning of Term	—	**255,369**
Decrease in Consolidation Surplus	—	**6,802**
Cash Dividends Paid	—	6,666
Bonuses to Directors and Corporate Auditors	—	103
Decrease due to Increase in Number of Consolidated Subsidiaries	—	3
Other Decrease	—	27
Net Loss	—	**22,767**
Balance at End of Term	—	**225,800**
CAPITAL SURPLUS		
Balance at Beginning of Term	**70,258**	—
Additional Paid-in Capital at Beginning of Term	70,258	—
Balance at End of Term	**70,258**	—
EARNED SURPLUS		
Balance at Beginning of Term	**225,800**	—
Consolidation Surplus at Beginning of Term	225,800	—
Increase in Earned Surplus	**24,495**	—
Net Income	24,495	—
Decrease in Earned Surplus	**7,833**	—
Cash Dividends Paid	7,570	—
Bonuses to Directors	61	—
Decrease due to Increase in Consolidated Subsidiaries	130	—
Differential Loss on Disposal of Treasury Stock	7	—
Other Decrease	63	—
Balance at End of Term	**242,462**	—

4.4 Consolidated Statements of Cash Flows

(Millions of yen)

	Fiscal 2003 (Year ended March 31, 2003)	Fiscal 2002 (Year ended March 31, 2002)
I. Cash Flows from Operating Activities		
Income before Income Taxes	37,089	—
Loss before Income Taxes	—	−29,645
Depreciation	27,187	27,952
Devaluation of Financial Assets	8,870	12,775
Amortization of Inventories	—	16,310
Restructuring Expenses	—	10,065
Increase/Decrease in Reserve for Employees' Retirement Benefits	−3,883	2,963
Amortization of Consolidated Adjustment	−1,078	−723
Increase/Decrease in Reserve for Selling Expenses	—	−4,503
Interest and Dividend Income	−1,120	−1,613
Interest Expense	2,550	2,104
Equity in Earnings of Affiliates	921	497
Increase/Decrease in Receivables	3,386	20,483
Increase/Decrease in Inventories	2,958	−2,878
Increase/Decrease in Trade Payables	−9,408	−6,854
Other Increase/Decrease	2,471	−5,159
Subtotal	69,945	35,846
Interest and Dividend Income	1,136	2,042
Interest Paid	−2,231	−1,948
Income Taxes Paid	−2,002	575
Net Cash Provided by Operating Activities	**66,847**	**36,516**
II. Cash Flows from Investing Activities		
Purchase of Marketable Securities	−4,456	—
Sales of Marketable Securities	3,521	5,831
Purchase of Investment Securities	−26,552	−12,890
Sales of Investment Securities	10,012	10,660
Acquisition of Tangible Fixed Assets	−17,783	−22,561
Sales of Tangible Fixed Assets	3,985	7,156
Acquisition of Intangible Fixed Assets	−4,245	−3,351
Purchase of Shares in Subsidiaries Due to Change in Scope of Consolidation	—	−13,395
Purchase of Shares in Subsidiaries	−4,116	−173
Increase/Decrease in Other Assets	−4,413	−4,045
Net Cash Provided by Investing Activities	**−44,048**	**−32,767**
III. Cash Flows from Financing Activities		
Net Increase in Short-Term Debt	−4,418	−975
Borrowings of Long-Term Debt	4,034	2,345
Repayment of Long-Term Debt	−809	−883
Income from Corporate Bond Issue	8,078	28,031
Redemption of Warrants	−4,017	—
Net Proceeds from Purchase/Sale of Treasury Stocks	−6,707	−22
Cash Dividends	−7,568	−6,665
Cash Dividends paid for Minority	−803	−608
Net Cash Provided by Financing Activities	**−12,211**	**21,221**
IV. Translation Gain/Loss Related to Cash and Cash Equivalents	**221**	**2,448**
V. Net Change in Cash and Cash Equivalents	**10,809**	**27,419**
VI. Cash and Cash Equivalents at Beginning of Year	**90,293**	**62,017**
VII. Net Change in Cash and Cash Equivalents Due to Newly Consolidated Companies	**0**	**856**
VIII. Cash and Cash Equivalents at End of Year	**101,103**	**90,293**

Notes to Consolidated Financial Statements

1. Scope of Consolidation

(1) Number of consolidated subsidiaries: 96
Principal subsidiaries are listed in "Subsidiaries and Affiliated Companies" in "1. The Shiseido Group" section.

(New inclusions)
Newly included in the scope of consolidation in the year under review are three companies—SMB S.A.S., Nom de Code S.A., and Shiseido China Research Center Co., Ltd.—which commenced full-scale operations during the year.

(Exclusions)
Excluded from the scope of consolidation in the year under review are two companies—Alma Coiffure S.A. and Alma Esthetique E.U.R.L—due to the sale of share holdings, as well as three companies—Le Mieux Co., Ltd., Joico Laboratories, Inc., and Joico Laboratories Canada, Ltd.—which merged with other consolidated subsidiaries.

(2) Main nonconsolidated subsidiaries
Number of nonconsolidated subsidiaries: 3
Major Company Name: 331 International S.A.S.

Since these companies do not engage in full-scale operations and their combined assets, net sales, net income, and retained earnings have a minimal effect on the Company's consolidated financial statements.

2. Application of the Equity Method

(1) Affiliated companies where equity method applicable: 6
Major Company Name: Pierre Fabre Japon Co., Ltd.

(Inclusions and exclusions)
Newly included in the scope of equity method application in the year under review are two companies—Prestilux North America, Inc., and Salle des Fêtes S.A.S.—which commenced full-scale operations in the year under review.

Excluded from the scope of equity method application in the year under review are two companies—Mandala Spa LLC and Mandala Spa Asia Ltd.—whose businesses were transferred to other companies through an exchange of share holdings.

(2) Nonconsolidated subsidiaries and affiliated companies where equity method not applicable: 3

Since these companies do not engage in full-scale operations and their net income and retained earnings have minimal impact on the Company's consolidated financial statements, they are not included in the scope of equity method application.

3. Fiscal Years of Consolidated Subsidiaries

Of the Company's consolidated subsidiaries, 53 companies—overseas subsidiaries (except Shiseido Investment US, Inc.), as well as Beauté Prestige International Co., Ltd., and Taishi Trading Co., Ltd.—have fiscal years ending December 31. Shiseido Investment US, Inc., has a fiscal year ending January 31, and Shiseido Investment Co., Ltd., has a fiscal year ending February 28/29. All other consolidated subsidiaries have fiscal years ending March 31.

The most recent financial statements have been used for the 55 consolidated subsidiaries—overseas subsidiaries, as well as Beauté Prestige International Co., Ltd., Taishi Trading Co., Ltd., and Shiseido Investment Co., Ltd.—with fiscal years ending in months other than March. The consolidated statements have been adjusted to reflect important transactions that took place between the respective year-ends of those companies and March 31, 2003.

4. Notes on Accounting Standards

(1) Valuation of Major Assets

(a) Securities

Other securities:

Market price applicable: At market, based on market prices at fiscal year-end. (Valuation discrepancies are included directly in the capital account, and selling costs are, in principle, accounted for using the moving average method.)

Market price not applicable: Primarily valued at cost, based on the moving average method.

(b) Inventories

The parent company values inventories at cost, based on the total average method. Consolidated subsidiaries primarily value inventory at cost, based on the final purchase method.

(2) Depreciation of Major Fixed Assets

(a) Tangible fixed assets

Buildings (excluding attached equipment) are depreciated using the straight line method. Other tangible fixed assets are, in principle, depreciated using the declining balance method. Major fixed assets in Japan are designated specific useful lives based on durability, level of deterioration, and special characteristics (20-30% reduction from legal useful lives).

(b) Intangible Fixed Assets

Intangible fixed assets are principally amortized using the straight line method over the following time periods.

Goodwill: 5 years (domestic); 20 years, in principle (overseas)
Trademark rights: 10 years, in principle
Software: 5 years, in principle

Previously, U.S. subsidiaries amortized goodwill and trademark rights using the straight-line method over the estimated useful lives of such assets. From the year under review, however, goodwill and intangibles for which useful lives cannot be determined are not amortized, but judged as losses (pursuant to SFAS No. 142 "Goodwill and Other Intangible Assets"). The effect of this change on the Company's ordinary income and income before income taxes in the year under review was minimal.

(3) Major Reserves

(a) Allowance for Doubtful Accounts

As contingency against losses from default of notes and accounts receivable, the Company and its domestic consolidated subsidiaries have set aside reserves. The amounts of such reserves are determined using the percentage of own actual bad-debt loss against the balance of total receivables, and amounts that take into consideration the possibility of recovering specific liabilities. Overseas consolidated subsidiaries, in general, report the estimated value of specified types of unrecoverable debt.

(b) Returned Goods Adjustment Reserve

As contingency against losses from returned cosmetics and pharmaceuticals, consolidated domestic subsidiaries—Shiseido Sales Co., Ltd., FT Shiseido Co., Ltd., Shiseido Pharmaceutical Co., Ltd., et al.—have set aside a reserve, the amount of which is determined by past return ratios and potential for future returns.

(c) Allowance for Employee Retirement Benefits

As contingency against expenses arising from retirement of employees, the parent company and its domestic consolidated subsidiaries have set aside a reserve based on estimated retirement benefit liabilities and pension assets at the end of the year under review.

Prior Service Cost is expensed as incurred using the straight-line method, based on the specified number of years (10 years) within the average remaining employee work period. Actuarial Differential is expensed in the following consolidated financial year using the straight-line method, based on the specified number of years (10 years) within the average remaining employee work period.

(4) Translation of Major Foreign-Currency Assets and Liabilities into Yen

Foreign-currency financial receivables and liabilities are translated into yen at the spot rate effective at the end of the fiscal year. Exchange differential is treated as a profit/loss. Foreign-currency assets and liabilities of overseas subsidiaries are translated into yen at the spot rate effective at the end of the fiscal year. Revenues and expenses of overseas subsidiaries are translated into yen at the average rate during the term. Exchange differential is included in the Minority Interests and the Exchange Adjustment Accounts item under Shareholders' Equity.

(5) Accounting for Major Lease Contracts

Finance lease contracts other than those deemed to transfer the ownership of the leased assets to lessees are accounted for by the method that is applicable to ordinary operating leases.

(6) Other Major Items Concerning Preparation of Consolidated Financial Statements

(Consumption Tax)

In relation to consumption tax and regional consumption tax, the Company adopts the tax-exclusive method.

(Treasury Stock and Elimination of Legal Reserve)

From the consolidated fiscal year under review, the Company has applied "Corporate Accounting Standards No. 1: Accounting Standards Related to Treasury Stock and Elimination of Legal Reserve". The effect of this change on the Company's Statements of Income was minimal.

An amendment has been made to provisions governing preparation of consolidated financial statements. This amendment is reflected in the Shareholders' Equity section of the Balance Sheets, as well as in the Statements of Retained Earnings.

(Net Income per Share)

From the consolidated fiscal year under review, the Company has applied "Corporate Accounting Standards No. 2: Accounting Standard Related to Net Income per Share" and "Guidelines for Applying Accounting Standards No. 4: Guidelines for Applying Accounting Standards Related to Net Income per Share." Based on these accounting standards and their application guidelines, figures for net loss per share and net assets per share for the year ended March 31, 2002, are shown in "Per-Share Data" section in page 40.

5. Evaluation of Assets and Liabilities of Consolidated Subsidiaries

Evaluations of assets and liabilities of consolidated subsidiaries done at the time of capital consolidation are based on the overall market value method.

6. Amortization of Consolidation Adjustment Account

Amortization of the Consolidation Adjustment Account is done over a rational time period not exceeding 20 years, with specific items determined on a case-by-case basis. Major elimination discrepancies arising from offsetting eliminations (occurring in consolidated fiscal years prior to March 31, 1999) between the investment account of the parent company and capital accounts of consolidated subsidiaries are included in the Consolidation Adjustment Account and amortized uniformly over a five-year period from the date incurred.

7. Appropriation of Profit

The statement of Consolidated Retained Earnings is prepared assuming the profits of consolidated companies are appropriated during the consolidated accounting period.

8. Definition of "Cash and Cash Equivalents" in Statements of Cash Flows

"Cash and Cash Equivalents" as shown in the Consolidated Statements of Cash Flows refer to cash in hand, bank deposits that can be withdrawn or converted to cash at immediate notice, and short-term investments with maturities of no more than 3 months from acquisition date that carry minimal risk of fluctuations in value.

Notes

(Consolidated Balance Sheets)

(Millions of yen)

	Fiscal 2003 (As of March 31, 2003)	Fiscal 2002 (As of March 31, 2002)
1. Cumulative Depreciation of Tangible Fixed Assets	243,761	229,429
2. Major Assets and Liabilities of Nonconsolidated Subsidiaries and Affiliates		
Investment Securities (stocks)	2,361	3,564
Other Investments (capital)	—	267
3. Guaranteed Liabilities	43	220
4. Number of Shares Outstanding	Ordinary Shares 424,562 thousands	
Number of Treasury Shares	Ordinary Shares 6,252 thousands	

(Consolidated Statements of Income)

(Millions of yen)

	Fiscal 2003 (Year ended March 31, 2003)	Fiscal 2002 (Year ended March 31, 2002)
1. Selling, General and Administrative Expenses		
Advertising Expenses	39,848	43,218
Selling Expenses	96,019	105,226
Salaries and bonuses	110,768	105,423
Retirement Benefit Expense	11,527	12,505
2. Research and Development		
R&D expenses included in Selling, General and Administrative Expenses, as well as in Cost of Sales	17,317	17,041
3. Extraordinary Loss		
Devaluation of Financial Assets		—
Devaluation of Investments in Securities	8,817	12,422
Devaluation of Investments	52	352
Loss on Transfer of Business	Loss on transfer of salon operations subsidiary in Europe	
Amortization of Inventories	—	Expense incurred through the take-back and disposal of products that did not conform to the amended Pharmaceutical Law mandating full component labeling, as well as take-back and disposal of products based on a notice from the Ministry of Health, Labor and Welfare concerning substances derived from cattle.
Restructuring Expenses—		In fiscal 2002, the Company, as part of its structural reforms, began implementing supply chain reforms aimed at reducing the volume and increasing the quality of inventories. In line with these reforms, the Company devalued products based on consideration of their perceived salability after the period in which they were manufactured. This led to a devaluation of inventories of ¥9,601 million. The Company also reported a ¥464 million loss on disposal of equipment resulting from the transfer of soap manufacturing operations to a third party.

(Consolidated Retained Earnings)

	Fiscal 2003 (Year ended March 31, 2003)	Fiscal 2002 (Year ended March 31, 2002)
Decrease in Other Surplus	Elimination of surplus due to appropriation of earnings of Chinese subsidiaries, pursuant to Chinese accounting standards	(See left)

(Consolidated Cash Flows)

(Millions of yen)

	Fiscal 2003 (Year ended March 31, 2003)		Fiscal 2002 (Year ended March 31, 2002)	
1. Relationship between Cash and Cash Equivalents and amounts reported in Consolidated Balance Sheets	Cash and Time Deposits Account	35,679	Cash and Time Deposits Account	35,049
	Short-Term Investments in Securities Account	67,311	Short-Term Investments in Securities Account	55,364
	Total	102,990	Total	90,413
	Term Deposits of More than 3 Months	–398	Term Deposits of More than 3 Months	–53
	Stocks, Bonds with Maturities of More than 3 Months, etc.	–1,488	Stocks, Bonds with Maturities of More than 3 Months, etc.	–66
	Cash and Cash Equivalents	101,103	Cash and Cash Equivalents	90,293

Segment Information

l Category Segment Information

(Millions of yen)

	Fiscal 2003 (Year ended March 31, 2003)						Fiscal 2002 (Year ended March 31, 2002)					
	Cosmetics	Toiletries	Others	Total	Elimination	Total	Cosmetics	Toiletries	Others	Total	Elimination	Total
Net Sales and Income from Operations:												
Net Sales												
(1) Sales from Outside Customers	481,867	69,216	70,165	621,250	—	621,250	460,003	63,976	65,982	589,962	—	589,962
(2) Sales and Transfer Account from Intersegment Transactions	3,752	852	47,133	51,738	(51,738)	—	4,075	1,117	46,383	51,576	(51,576)	—
Total	485,620	70,069	117,298	672,988	(51,738)	621,250	464,079	65,094	112,365	641,538	(51,576)	589,962
Operating Expenses	429,556	67,293	114,368	611,217	(38,960)	572,257	424,194	69,648	109,399	603,242	(38,851)	564,390
Income from Operations	56,064	2,775	2,930	61,770	(12,777)	48,993	39,884	–4,554	2,966	38,296	(12,724)	25,572
Assets, Depreciation and Amortization, and Capital Participations:												
Assets	316,465	42,622	109,848	468,937	194,465	663,403	317,689	48,940	112,848	479,478	184,562	664,040
Depreciation and Amortization	12,719	2,670	7,549	22,939	52	22,992	13,160	2,924	7,460	23,544	46	23,591
Capital Participations	16,565	1,363	9,588	27,517	112	27,630	13,848	1,480	21,402	36,731	69	36,801

es: 1. Business segment and main products included in each segment.

Shiseido's business is segmented by categories for easier control of its in-house organization.

Cosmetics .... Women's and men's cosmetics, beauty soap, cosmetic accessories

Toiletries............ Soaps, hair care products, mass market cosmetics, napkins, oral care products, shaving blades

Others .... Beauty salon products, health and beauty foods, pharmaceuticals, fashion goods, fine chemicals

2. Operating expenses for the year included ¥12,777 million in operating expenses for noncategorized spending covered in the eliminations line item. The amount for fiscal 2002 was ¥12,724 million. Such costs were mainly for the Internal Audit Department, the Corporate Culture Department, the Corporate Planning Department, the R&D Planning Department, and other administrative operations, as well as for long-term basic research spending.

3. At fiscal year-end, companywide assets included in the Elimination line item were ¥194,465 million, consisting mainly of deferred tax assets and parent company financial assets (cash and time deposits, short-term investments in securities, and investments in securities), and assets related to administrative operations and construction in progress. The previous year-end amount was ¥184,562 million.

2 Geographic Segment Information

(Millions of yen)

	Fiscal 2003 (Year ended March 31, 2003)							Fiscal 2002 (Year ended March 31, 2002)						
	Japan	Americas	Europe	Asia/ Oceania	Total	Elimination	Total	Japan	Americas	Europe	Asia/ Oceania	Total	Elimination	Total
Net Sales and Income from Operations:														
Net Sales														
1) Sales from Outside Customers	469,170	45,385	65,749	40,944	621,250	—	621,250	460,095	38,923	56,804	34,138	589,962	—	589,962
2) Sales and Transfer Account from Intersegment Transactions	16,963	8,806	4,019	389	30,178	(30,178)	—	15,505	7,559	4,174	548	27,787	(27,787)	—
Total	486,134	54,191	69,769	41,333	651,429	(30,178)	621,250	475,600	46,483	60,978	34,686	617,749	(27,787)	589,962
Operating Expenses	433,409	51,966	67,620	36,662	589,658	(17,401)	572,257	442,221	46,512	59,397	31,321	579,452	(15,062)	564,390
Income from Operations	52,724	2,225	2,149	4,671	61,770	(12,777)	48,993	33,379	–28	1,581	3,364	38,296	(12,724)	25,572
Assets	293,607	69,048	70,164	36,116	468,937	194,465	663,403	308,147	78,874	57,500	34,956	479,478	184,562	664,040

Notes: 1. Differentiation between countries and regions

(1) Differentiation between countries and regions is based on geographic proximity.

(2) Major countries and regions are as follows:

Americas: United States, Canada, Brazil

Europe: France, Italy, Germany, etc.

Asia/Oceania: China, Taiwan, Australia, etc.

2. Operating expenses for the year included ¥12,777 million in operating expenses for noncategorized spending covered in the eliminations line item. The amount for fiscal 2002 was ¥12,724 million. Such costs were mainly for the Internal Audit Department, the Corporate Culture Department, the Corporate Planning Department, the R&D Planning Department, and other administrative operations, as well as for long-term basic research spending.

3. At fiscal year-end, companywide assets included in the Elimination line item were ¥194,465 million, consisting mainly of deferred tax assets and parent company financial assets (cash and time deposits, short-term investments in securities, and investments in securities), and assets related to administrative operations and construction in progress. The previous year-end amount was ¥184,562 million.

3 Overseas Sales

(Millions of yen)

	Fiscal 2003 (Year ended March 31, 2003)				Fiscal 2002 (Year ended March 31, 2002)			
	Americas	Europe	Asia/Oceania	Total	Americas	Europe	Asia/Oceania	Total
tal Overseas Sales	46,684	61,676	45,807	154,168	41,621	51,328	39,355	132,305
nsolidated Net Sales				621,250				589,962
rcentage of Overseas Sales in Consolidated Net Sales	7.5%	9.9%	7.4%	24.8%	7.0%	8.7%	6.7%	22.4%

es: 1. Differentiation between countries and regions

(1) Differentiation between countries and regions is based on geographic proximity.

(2) Major countries and regions are as follows:

Americas: United States, Canada, Brazil, etc.

Europe: France, Italy, Germany, etc.

Asia/Oceania: China, Taiwan, Australia, etc.

2. Overseas sales consist of exports from Shiseido and domestic consolidated subsidiaries and sales of overseas consolidated subsidiaries, excluding those from transactions with Japan. Sales from intersegment transactions among consolidated companies are not included.

(Lease Transactions)

Pursuant to Article 27-30-6 of the relevant Securities Exchange Law, the Company now discloses leasing data electronically, and thus has omitted such information from this report.

(Transactions with Related Parties)

Not applicable.

(Tax-Effect Accounting)

1. Principal components of deferred tax assets and deferred tax liabilities are shown below.

(Millions of yen)

	Fiscal 2003 (March 31, 2003)
Deferred Tax Assets	
Depreciation Expense	9,517
Accrued Expenses Payable	2,574
Accrued Enterprise Tax Payable, etc.	939
Surplus on Reserve for Employees' Bonuses	4,543
Inventories and Stored Goods	6,092
Unrealized Gain on Inventory and Fixed Assets, etc.	7,439
Reserve for Employees' Retirement Allowances	25,264
Deficit Carried Forward	8,786
Devaluation of Financial Assets	8,586
Other Securities Valuation Differential	1,686
Other	3,322
Subtotal	78,753
Valuation Reserve	–4,009
Total	74,744
Deferred Tax Liabilities	
Fixed Asset Reduction Reserve and Others	–1,219
Depreciation Expense	–1,626
Goodwill and Other Intangible Fixed Assets	–3,131
Other	–522
Subtotal	–6,500
Net Deferred Tax Assets	68,243

2. Major components of differences arising between the legal effective tax rate and corporate tax after the application of tax-effect accounting are as follows.

(%)

	Fiscal 2003 (March 31, 2003)
Legal Effective Tax Rate	42.0
(Adjustments)	
Permanently Nontaxable Income, such as Dividends' Received	–0.5
Permanently Nondeductible Expenses, such as Entertainment	1.6
One-Time Differences Due to Consolidation Adjustment	–14.8
Valuation Reserve	0.9
Other	–0.7
Corporate Tax Burden After Application of Tax-Effect Accounting	28.5

3. Revised Amount due to Change in Tax Rate for Deferred Tax Assets and Deferred Tax Liabilities

An amendment to the Local Tax Law, in which taxation of corporations by the size of their business will be added to enterprise tax from April 2004—will affect legal effective tax rates used for calculating deferred tax assets and deferred tax liabilities of the Company and its domestic consolidated subsidiaries. The post-amendment rate has been applied to the portion of the temporary discrepancy (arising from the difference in the new rate and that used at the end of the year under review) that will disappear after April 1, 2004.

The amendment had minimal effect on the year-end amount of deferred tax assets (after deducting deferred tax liabilities) and net income for the consolidated year under review.

(Marketable Securities)

(1) Other Marketable Securities with Market Values

(Millions of yen)

		Fiscal 2003 (March 31, 2003)			Fiscal 2002 (March 31, 2002)		
		Purchase Price	Book Value	Difference	Purchase Price	Book Value	Difference
Balance Sheet Value Exceeds Purchase Price	(1) Stocks	2,376	3,598	1,222	5,472	7,890	2,418
	(2) Bonds						
	Other Bonds	4,256	4,275	18	—	—	—
	(3) Other	—	—	—	1,393	1,393	0
	Subtotal	6,632	7,874	1,241	6,865	9,284	2,418
Balance Sheet Value Does Not Exceed Purchase Price	(1) Stocks	11,098	9,737	–1,360	13,844	11,447	–2,397
	(2) Bonds						
	Corporate Bonds	145	138	–7	146	127	–18
	Other Bonds	5,536	5,487	–49	—	—	—
	(3) Other	12,363	8,369	–3,993	12,494	9,513	–2,980
	Subtotal	29,144	23,732	–5,411	26,484	21,088	–5,395
Total		35,777	31,606	–4,170	33,350	30,373	–2,977

(2) Other Marketable Securities Sold

(Millions of yen)

Fiscal 2003 (Year ended March 31, 2003)			Fiscal 2002 (Year ended March 31, 2002)		
Sale Price	Total Profit from Sales	Total Losses from Sales	Sale Price	Total Profit from Sales	Total Losses from Sales
20,015	317	–135	16,741	412	–728

(3) Marketable Securities without Market Values

(Millions of yen)

	Fiscal 2003 (March 31, 2003)	Fiscal 2002 (March 31, 2002)
(1) Other Marketable Securities		
Unlisted Stocks	17,576	8,145
Unlisted Foreign Bonds	4	935
Bond Investment Trusts	13,509	6,793
Unlisted Domestic Bonds	9	509
MMF	42,308	—
FFF	8,004	47,004
(2) Shares in Subsidiaries and Affiliates		
Subsidiaries	496	751
Affiliates	1,864	2,813

(4) Other Marketable Securities with Maturities But Not Redeemed

(Millions of yen)

	Fiscal 2003 (March 31, 2003)				Fiscal 2002 (March 31, 2002)			
	Within 1 Year	1-5 Years	5-10 Years	More than 10 Years	Within 1 Year	1-5 Years	5-10 Years	More than 10 Years
(1) Bonds								
JGBs, Municipal Bonds	10	27	2	—	1,500	276	2	—
Corporate Bonds	20	125	—	—	—	1,301	400	500
Other Bonds	3,500	—	2,000	—	—	—	—	—
(2) Other	2,416	1,151	1,742	—	6,859	500	4,111	—
Total	5,946	1,304	3,744	—	8,359	2,078	4,513	500

(Derivative Transactions)

Pursuant to Article 27-30-6 of the relevant Securities Exchange Law, the Company now discloses derivative transaction data electronically, and thus has omitted such information from this report.

(Retirement Benefits)

1. Overview of Retirement Benefit Plan

The parent company and its domestic consolidated subsidiaries have set up an employees' pension fund plan, tax-qualified pension plan, and retirement bonus plan as part of its defined benefits scheme. In some cases, extra retirement benefits are paid when an employee retires. These are accounted for as Retirement Benefit Expenses when incurred.

Certain overseas consolidated subsidiaries also have defined benefit pension plans.

The primary plan is the Shiseido Employees' Pension Fund, in which the parent company and 36 domestic consolidated subsidiaries participate. 19 companies have retirement bonus plans.

2. Retirement Benefit Obligation

(Millions of yen)

	Fiscal 2003 (March 31, 2003)	Fiscal 2002 (March 31, 2002)
a. Projected Benefit Obligation	–280,306	–238,383
b. Pension Asset	140,028	154,843
c. Shortfall of Benefit Obligation [(a) + (b)]	–140,278	–83,540
d. Undisposed of Net Transition Assets (Note 2)	1,257	1,471
e. Unrecognized Actuarial Differential	97,019	38,490
f. Unrecognized Prior Service Cost (decline in liability; Note 3)	–20,057	–22,479
g. Amount Shown on Balance Sheet (Note 2)	–1,234	–1,228
h. Retirement Benefit Reserve [(c) + (d) + (e) + (f) + (g)]	–63,294	–67,285

Notes: 1. The Employees' Pension Fund includes the substituted portion.

2. This figure pertains to Taiwanese subsidiaries, according to the Taiwanese retirement allowance accounting system.

3. Reasons for incurring prior service cost

(1) Due to an amendment in regulations covering reductions in the assumed rate of return and conversion rate of the Shiseido Employees' Pension Fund in September 2000, a prior service cost was incurred.

(2) In March 2000, an amendment was made to the Employees' Pension Insurance Law. In line with this amendment, in November 2001 the age from which employees begin receiving entitlements from the substituted portion in the Shiseido Employees' Pension Fund was raised. As a result, a prior service cost was incurred.

(3) The Company and some of its domestic consolidated subsidiaries changed their retirement allowance system from one based on previous salary to a points system based on qualifications. With respect to this change, in November 2001 rules covering the Shiseido Employees' Pension Fund were amended, leading to a reassessment of actuarial assumptions concerning financial calculations. As a result, a prior service cost was incurred.

4. The parent company and domestic consolidated subsidiaries use a method based on hours worked for the Shiseido Employees' Pension Fund. The simplified method is used for other plans.

3. Retirement Benefit Expenses

(Millions of yen)

	Fiscal 2003 (Years ended March 31, 2003)	Fiscal 2002 (Years ended March 31, 2002)
a. Service Cost (Notes 1, 2, 3)	11,465	13,164
b. Interest Cost	6,953	6,978
c. Expected Return on Plan Assets	–6,138	–6,150
d. Amortization of Net Transition Asset (Note 4)	101	100
e. Recognized Actuarial Loss	4,116	2,641
f. Amortization of Prior Service Cost	–2,421	–1,336
g. Retirement Benefit Expense [(a) + (b) + (c) + (d) + (e) + (f)]	14,078	15,398

Notes: 1. Employees' defined contributions to the Employees' Pension Fund Plan are deducted from the Service Cost.
2. Retirement Benefit Expenses using the simplified method are accounted for as Service Cost.
3. Amounts in excess of extra retirement allowances or retirement bonuses are accounted for as Service Cost.
4. This figure is expensed in the fiscal year of the Company's Taiwanese subsidiaries, according to the Taiwanese retirement allowance accounting system.

4. Basic Assumptions for Calculating Benefit Obligation

(Shiseido Employees' Pension Fund Plan)

	Fiscal 2003 (Year ended March 31, 2003)	Fiscal 2002 (Year ended March 31, 2002)
a. Period allocation method for estimated retirement benefits	Fixed period standard (allocated proportionally based on years worked)	(See left)
b. Discount rate	2.5%	3.0%
c. Expected return on plan assets	4.0%	(See left)
d. Number of years for accounting for prior service cost	10 years (expensed based on the straight-line method)	(See left)
e. Number of years for accounting for actuarial calculation discrepancies	10 years (expensed from the following consolidated financial year based on the straight-line method)	(See left)

(Going Concerns)

Not applicable

(Per-Share Data)

(Yen)

<table>
<tr><th>Fiscal 2003
(Year ended March 31, 2003)</th><th>Fiscal 2002
(Year ended March 31, 2002)</th></tr>
<tr><td>Net assets per share 844.74
Net income per share 57.98
Net income per share (fully diluted) 57.97

From the consolidated fiscal year under review, the Company has applied "Corporate Accounting Standards No. 2: Accounting Standards Related to Net Income per Share" and "Guidelines for Applying Accounting Standards No. 4: Guidelines for Applying Accounting Standards Related to Net Income per Share."
Per-share information for the previous fiscal year (applying such accounting standards and their application guidelines) is shown below.

Net assets per share 817.81
Net income per share –54.85
Net income per share (fully diluted) Not applicable, because the Company posted a net loss</td><td>Net assets per share 817.95
Net income per share –54.64
Net income per share (fully diluted) Not applicable, because the Company posted a net loss</td></tr>
</table>

Note: The bases for calculating net income per share and fully diluted net income per share are shown below.

	Fiscal 2003 (Year ended March 31, 2003)
Net income per share	
Net income (¥ millions)	24,495
Amount not belonging to common stockholders (¥ millions)	168
(Earnings appropriated to directors' bonuses)	(105)
(Reversal of surplus due to appropriation of earnings of Chinese subsidiary)	(63)
Net income related to common stock (¥ millions)	24,327
Average shares outstanding (1,000 shares)	419,579
Net income per share (fully diluted)	
Net income adjustment	—
Increase in common stock (1,000 shares)	107
(Stock options made available through treasury stock method) (1,000 shares)	(107)
Latent shares not included in fully diluted net income per share calculation due to lack of dilution benefit.	New share subscription rights (Number of shares subscribed: 637 shares)

5. Status of Production, Orders, and Sales

(1) Production

(Millions of yen)

Segment	Fiscal 2003 (Year ended March 31, 2003)	Fiscal 2002 (Year ended March 31, 2002)	Increase/Decrease % change
Cosmetics	116,169	116,831	–0.6%
Toiletries	26,398	28,757	–8.2%
Others	9,663	10,591	–8.8%
Total	152,231	156,181	–2.5%

Notes: 1. Above figures are based on manufacturing costs.
2. Above figures are exclusive of consumption tax.

(2) Orders

Shiseido Group products are not manufactured to order. Although the Company undertakes some manufacturing on an OEM basis, the amount in financial terms is minimal.

(3) Sales

(Millions of yen)

Segment	Fiscal 2003 (Year ended March 31, 2003)	Fiscal 2002 (Year ended March 31, 2002)	Increase/Decrease % change
Cosmetics	481,867	460,003	+4.8%
Toiletries	69,216	63,976	+8.2%
Others	70,165	65,982	+6.3%
Total	621,250	589,962	+5.3%

Note: Above figures are exclusive of consumption tax.